March 5, 2025

Jia Li
Chief Executive Officer and Chairman of the Board of Directors
U Power Limited
2F, Zuoan 88 A, Lujiazui
Shanghai, People's Republic of China
0086-21-6859-3598

        Re: U Power Limited
            Registration Statement on Form F-1
            Filed February 21, 2025
            File No. 333-285126
Dear Jia Li:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Kristin Baldwin at 202-551-7172 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing